SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND
(Exact Name as Specified in Charter)

6803 South Tucson Way Centennial, Colorado	80112-3924
Address of Principal Business Office (No. & Street, City, State)	(Zip Code)

Registrant’s Telephone Number, including Area Code (303) 768-3200

Arthur S. Gabinet, Esq.
OppenheimerFunds, Inc.
Two World Financial Center, 225 Liberty Street
New York, NY 10281-1008
(Name and Address of Agent for Service of Process)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes    [X]*                No   [   ]

*Oppenheimer Commodity Strategy Total Return Fund filed an amendment to the registration statement of OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND, a Massachusetts business trust, under and pursuant to the provisions of section 8(b) of the Investment Company Act of 1940 on August 21, 2012, to be effective on August 22, 2012, concurrently with the filing of this Form N-8A/A, amending and adopting such registration statement as its own pursuant to Rule 414 under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to the Notification of Registration to be duly signed on its behalf, in the City of New York, and State of New York, on the 21st day of August 2012.

OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND

By:	/s/ Lisa I. Bloomberg
Name:	Lisa I. Bloomberg
Title:	Assistant Secretary

Attest:           /s/ Taylor V. Edwards
Name:           Taylor V. Edwards
Title:             Assistant Secretary